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EXHIBIT 3.1.5

                                   RESOLUTION:

                           AUTHORIZE ISSUANCE OF STOCK

Upon motion duly made and seconded, the Board of Directors of PowerSource Corporation unanimously adopted the following resolution:

RESOLVE, that pursue to the agreement among PowerSource and North Star dated April 11, 2000, Two Million Two Hundred Twenty Nine Thousand and Five Hundred Ninety Seven Shares (2,229,597) which constitute 20% of PowerSource issued and outstanding shares shall be issued and delivered to North Star effective as of April 20, 2000.

FURTHER RESOLVED, that an additional Eleven Million One Hundred Forty Seven Thousand and Nine Hundred Eighty Seven Shares (11,147,987) Which constitute an additional 40% of PowerSource issued and outstanding shares shall be issued on the name of North Star and delivered and placed with the Escrow Agent as per North Star and PowerSource agreement dated April 11, 2000.


The undersigned hereby certifies that he/she is the duly elected and qualified Secretary and the custodian of the books and records and seal of PowerSource, a corporation duly formed pursuant to the laws of the State of Nevada, and that the foregoing is a true record of a resolution duly adopted at a meeting of Board of Directors, and that said meeting was held in accordance with state law and the bylaws of the above-named Corporation on, and that said resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Secretary and have hereunto affixed the corporate seal of the above-named Corporation this 1st day of July 2000.

A True Record

/s/ Roman Gordon
--------------------------------
BY: Roman Gordon, Secretary